UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

USVC VENTURE CAPITAL
ACCESS FUND

(Name of Subject Company
(Issuer))

USVC VENTURE CAPITAL
ACCESS FUND

(Name of Filing Person(s)
(Issuer))

Common Shares of Beneficial Interest (Title of Class of
Securities)

          N/A

(CUSIP Number of Class of Securities)

140 Lakeside Avenue, Suite 100
Seattle, WA 98122
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code:
(800) 200-4361

With a copy to:

William J. Bielefeld, Esq.
Alexander C. Karampatsos, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

June 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

•	USVC Venture Capital Access Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on June 25, 2026, there was approximately $38,098,241 (or 1,859,760 Shares) outstanding capital of the Fund. The net asset value per Share as of the close of business on June 25, 2026 was $20.49. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on July 28, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value per Share will be calculated for this purpose as of July 29, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

•	A Shareholder may tender all of its Shares or some of its Shares. See Item 4(a)(ii).

•

Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero.

•

The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand or proceeds from the sale of portfolio holdings. The purchase amount will be paid entirely in cash. For Shareholders that tender Shares that are accepted for purchase, payment of the purchase amount will be made by August 7, 2026, or at a later date determined by the Fund if the Offer is extended, via ACH to the Shareholder’s U.S. bank account that it designated through its online account with the Fund. If the Shareholder does not have a valid U.S. bank account or the Fund is otherwise unable to verify the Shareholder’s payment information by the Notice Due Date, the purchase amount may be sent by paper check to the Shareholder’s mailing address on file. See Item 4(a) (ii).

•

Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on July 28, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to edit or withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to August 25, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a) (vi).

•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete and submit a repurchase request through the Shareholder’s online account with the Fund, so that it is received before 11:59 p.m., Eastern Time, on July 28, 2026. The value of the Shares may change between the date on which a shareholder tenders its Shares and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate daily, based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact the Fund at invest@usvc.com or toll-free at (888) 200-4361, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time), or at usvc.com/nav.

Please note that just as each Shareholder has the right to edit or withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on July 28, 2026, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through July 28, 2026, or a later date determined by the Fund if the Offer is extended, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)            The name of the issuer is “USVC Venture Capital Access Fund.” The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 140 Lakeside Avenue, Suite 100, Seattle, WA 98122.

(b)            The title of the securities that are the subject of the Offer is “common shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on June 25, 2026, there was approximately $38,098,241 outstanding in capital of the Fund. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026) that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)            There is no established trading market for the Shares.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “USVC Venture Capital Access Fund.” The Fund’s principal executive office is located at 140 Lakeside Avenue, Suite 100, Seattle, WA 98122, and the telephone number is (888) 200-4361. The Fund’s investment objective is long-term capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in interests of venture capital funds, which will principally hold equity securities (e.g., common and/or preferred stock, equity-linked securities convertible into such equity securities), without restriction to market capitalization, and in underlying private growth-oriented companies. The adviser of the Fund is AngelList Asset Management, LLC (the “Adviser”). The principal executive office of the Adviser is located at 140 Lakeside Avenue, Suite 100, Seattle, WA 98122. The independent trustees on the Board are David Borecky and Nimesh Gupta. Their address is c/o USVC Venture Capital Access Fund, 140 Lakeside Avenue, Suite 100, Seattle, WA 98122.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026) that are tendered by Shareholders by 11:59 p.m., Eastern Time, on July 28, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on July 29, 2026, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(v) below.

•	A Shareholder may tender all or some of its Shares. The purchase amount will be paid entirely in cash via ACH to the Shareholder’s U.S. bank account designated through its online account with the Fund. If the Shareholder does not have a valid U.S. bank account or the Fund is otherwise unable to verify the Shareholder’s payment information by the Notice Due Date, the purchase amount may be sent by paper check to the Shareholder’s mailing address on file.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on July 28, 2026. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv)  Not applicable.

(v) At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated June 30, 2026, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi) Until the Notice Due Date, Shareholders have the right to edit or withdraw any tenders of their Shares by submitting an editing or cancellation request, as applicable, through its online account with the Fund. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, July 28, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to August 25, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should complete and submit a repurchase request through the Shareholder’s online account with the Fund. The completed repurchase request must be received by the Fund no later than 11:59 p.m., Eastern Time, on July 28, 2026 (or if the Offer is extended, by any later Notice Due Date).

Any Shareholder tendering Shares pursuant to the Offer may edit or withdraw its tender as described above in Item 4(a) (vi). To be effective, any edits or cancellations must be timely received by Fund by submitting an editing or cancellation request, as applicable, through the Shareholder’s online account with the Fund. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If Shares in excess of $2,000,000 are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)  Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

The sale of Shares pursuant to the Offer will generally be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate owner-ship interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Foreign Shareholders. Any payments (including constructive dividends) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more during the taxable year and certain other conditions exist or such gain is effectively connected with a trade or business of the Shareholder in the U.S. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from backup withholding. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W-8), signed under penalty of perjury. Backup withholding is not an additional tax, and any amounts withheld may be refunded or credited against a Shareholder's U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder at a rate of 30% on ordinary dividends it pays. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners. Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury Regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN or IRS Form W-8BEN-E, or other applicable IRS Form W-8), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on October 29, 2025 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Fund’s Amended and Restated Declaration of Trust dated September 18, 2025 (as it may be amended from time to time, the “Declaration of Trust”) provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Fund’s Board that the Fund offer to repurchase interests from its Shareholders quarterly each year.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board or any person controlling the Fund, the Adviser or the Board; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)            The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.

(b)            Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares on a daily basis.

(c)            None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares daily), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)            The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed up to $2,000,000 (approximately 5% of the net assets of the Fund as of June 25, 2026), will be paid from one or more of the following sources: cash on hand or proceeds from the sale of portfolio holdings (as described in paragraph (d) below).

(b)            There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)             Not applicable.

(d)            None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)            Based on June 25, 2026 values, the Adviser has $10,215,640 in the Fund (approximately 26.8% of all Shares). As of June 25, 2026, none of the Fund’s Trustees or officers, other than as noted below, held any Shares.

(b)            Based on June 25, 2026 values, Erik Syvertsen, the Fund’s interested Trustee, has $25,625 in the Fund (approximately 0.07% of all Shares). As of June 25, 2026, no other officer of the Fund held any Shares. David Borecky and Nimesh Gupta, independent Trustees of the Fund, do not have any beneficial ownership in the Fund. Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)               (1) Reference is made to the audited financial statements of the Fund for the fiscal year ended March 31, 2026, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 8, 2026. Such financial statements are incorporated herein by reference in their entirety.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)	Not applicable.

(4)	NAV per Share $20.49 (06/25/2026)

(b)            The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Email from USVC to Notify Shareholders that the Repurchase Window Has Opened.

B.	Offer to Purchase.

C.	Form of Repurchase Request and Submission Flow.

D.	Form of Editing and Cancellation Requests and Submission Flow.

E.	Forms of Email from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

USVC Venture Capital Access Fund

By:	/s/ Erik Syvertsen
Name: Erik Syvertsen
Title: President and Chief Executive Officer

June 30, 2026

EXHIBIT INDEX

EXHIBITS

A	Email from USVC to Notify Shareholders that the Repurchase Window Has Opened.

B	Offer to Purchase.

C	Form of Repurchase Request and Submission Flow.

D	Form of Editing and Cancellation Requests and Submission Flow.

E	Forms of Email from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F	Calculation of Filing Fee Tables